Exhibit 99.2

ELTEK LTD.
PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 3, 2021
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Alon Mualem and Eli Yaffe, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 3.00 per share, of Eltek Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on Thursday, June 3, 2021 at 10:00 a.m. (Israel time) at the principal offices of the Company, 20 Ben Zion Gelis Street, Petach Tikva, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Meeting (receipt of which is hereby acknowledged):

Israeli law requires the indication of whether you are a Controlling shareholder, a Senior office holder or an Israeli Institutional Investor. In addition, items 2 and 4-10 require an indication of “Personal Interest” (as defined under the Israeli Companies Law) in the resolution. Please indicate (i) whether you have a Personal Interest for each proposal where necessary and (ii) whether you are a Controlling shareholder, a Senior office holder or an Israeli Institutional Investor or none of the foregoing, by marking an X in one of the boxes shown on the reverse, otherwise none of your votes will be counted.

For information regarding the definition of “Personal Interest,” see the “Votes Required” section of the Proxy Statement.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ELTEK LTD.

June 3, 2021

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.
Proposal to re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner and Erez Meltzer to the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified, without modification of terms of office.

	☐	FOR ALL NOMINEES	☐	WITHHOLD AUTHORITY FOR ALL NOMINEES

2.	Proposal to re-elect Ilana Lurie for a second term as an external director, to hold office for three (3) years, as of September 6, 2021.

☐	FOR	☐	AGAINST	☐	ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 0, by marking an “X” in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST	YES	☐	NO	☐

3.
Proposal to approve the grant of options to the Company's directors (including the external directors but excluding Mr. Yitzhak Nissan, our controlling shareholder and Chairman of the Board of Directors), as described in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	Proposal to approve the grant of options to Mr. Eli Yaffe as the Chief Executive Officer of the Company, as described in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 0, by marking an “X” in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST	YES	☐	NO	☐

5.	Proposal to approve the extension of the Amended Management Agreement with Nistec Ltd., our controlling shareholder.

☐	FOR	☐	AGAINST	☐	ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 5, by marking an “X” in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST	YES	☐	NO	☐

6.	Proposal approve the extension of the Amended PCB Purchase Procedure with Nistec Ltd., our controlling shareholder.

☐	FOR	☐	AGAINST	☐	ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 6, by marking an “X” in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST	YES	☐	NO	☐

7.	Proposal approve the extension of the Amended Soldering, Assembly and Design Services Procedure with Nistec Ltd., our controlling shareholder.

☐	FOR	☐	AGAINST	☐	ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 7, by marking an “X” in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST	YES	☐	NO	☐

8.
Proposal to approve the extension of the procedure under which the Company may jointly acquire certain services together with Nistec Ltd., our controlling shareholder, related to employees social activities, marketing services and insurance.

☐	FOR	☐	AGAINST	☐	ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 8, by marking an “X” in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST	YES	☐	NO	☐

9.	Proposal to approve the grant of options to Ms. Revital Cohen-Tzemach, special project manager and daughter of our controlling shareholder, as described in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 9, by marking an “X” in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST	YES	☐	NO	☐

10.	Proposal to approve the application of Company’s Bonus Plan for the years 2022-2024, with respect to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 10, by marking an “X” in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST	YES	☐	NO	☐

11.
Proposal to re-appoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as the Company’s independent auditors for the year ending December 31, 2021 and for such additional period until the next annual general meeting of shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

With respect to all of the proposals, please also indicate with an X which of the following criteria is applicable to you, otherwise your votes will not be counted:

Controlling shareholder	☐
Senior office holder	☐
Israeli Institutional Investor	☐
None of the foregoing	☐

Please sign, date and return the card promptly in the accompanying envelope.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign or the senior of the joint tenants should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.